Exhibit 99.1

Daqo New Energy Announces Unaudited First Quarter 2025 Results

Shanghai, China—April 29, 2025—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy," the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the first quarter of 2025.

First Quarter 2025 Financial and Operating Highlights

•	Total cash, short-term investments, bank notes receivable and fixed term bank deposit balance was $2.15 billion at the end of Q1 2025, compared to $2.22 billion at the end of Q4 2024

•	Polysilicon production volume was 24,810 MT in Q1 2025, compared to 34,236 MT in Q4 2024

•	Polysilicon sales volume was 28,008 MT in Q1 2025 compared to 42,191 MT in Q4 2024

•	Polysilicon average total production cost(1) was $7.57/kg in Q1 2025 compared to $6.81/kg in Q4 2024

•	Polysilicon average cash cost(1) was $5.31/kg in Q1 2025, compared to $5.04/kg in Q4 2024

•	Polysilicon average selling price (ASP) was $4.37/kg in Q1 2025, compared to $4.62/kg in Q4 2024

•	Revenue was $123.9 million in Q1 2025, compared to $195.4 million in Q4 2024

•	Gross loss was $81.5 million in Q1 2025, compared to $65.3 million in Q4 2024. Gross margin was -65.8% in Q1 2025, compared to -33.4% in Q4 2024

•	Net loss attributable to Daqo New Energy Corp. shareholders was $71.8 million in Q1 2025, compared to $180.2 million in Q4 2024

•	Loss per basic American Depositary Share (ADS)(3) was $1.07 in Q1 2025, compared to $2.71 in Q4 2024

•	Adjusted net loss (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $53.2 million in Q1 2025, compared to $170.6 million in Q4 2024

•	Adjusted loss per basic ADS(3) (non-GAAP)(2) was $0.80 in Q1 2025, compared to $2.56 in Q4 2024

•	EBITDA (non-GAAP)(2) was -$48.4 million in Q1 2025, compared to -$236.5 million in Q4 2024. EBITDA margin (non-GAAP)(2) was -39.1% in Q1 2025, compared to -121.1% in Q4 2024

	Three months ended
US$ millions except as indicated otherwise	March. 31, 2025	December. 31, 2024	March. 31, 2024
Revenues	123.9	195.4	415.3
Gross (loss)/profit	(81.5)	(65.3)	72.1
Gross margin	(65.8)%	(33.4)%	17.4%
(Loss)/income from operations	(114.1)	(300.9)	30.5
Net (loss)/income attributable to Daqo New Energy Corp. shareholders	(71.8)	(180.2)	15.5
(Loss)/Earnings per basic ADS(3) ($ per ADS)	(1.07)	(2.71)	0.24
Adjusted net (loss)/income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	(53.2)	(170.6)	36.0
Adjusted (loss)/earnings per basic ADS(3) (non-GAAP)(2) ($ per ADS)	(0.80)	(2.56)	0.55
EBITDA (non-GAAP)(2)	(48.4)	(236.5)	76.9
EBITDA margin (non-GAAP)(2)	(39.1)%	(121.1)%	18.5%
Polysilicon sales volume (MT)	28,008	42,191	53,987
Polysilicon average total production cost ($/kg)(1)	7.57	6.81	6.37
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	5.31	5.04	5.61

Notes:

(1)	Production cost and cash cost only refer to production in our polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation cost and non-cash share-based compensation cost, divided by the production volume in the period indicated.

(2)	Daqo New Energy provides EBITDA, EBITDA margins, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

(3)	ADS means American Depositary Share. One (1) ADS represents five (5) ordinary shares.

Management Remarks

Mr. Xiang Xu, CEO of Daqo New Energy, commented, “In the first quarter of 2025, the solar PV industry continued to face significant challenges. Overcapacity persisted, and polysilicon prices stayed below cash cost levels. Although this caused Daqo New Energy to sustain quarterly operating and net losses, our losses narrowed sequentially and we continued to maintain a strong and healthy balance sheet with no financial debt. As of March 31, 2025, the Company had a cash balance of $792 million, short-term investments of $168 million, bank notes receivables of $63 million, and a fixed term bank deposit balance of $1.1 billion. In total, our quick assets, readily convertible into cash if needed, stood at $2.15 billion, providing us with ample liquidity. With no financial debt, our solid financial position gives us the confidence that we will remain strategically resilient and well positioned to overcome the current market downturn.”

“On the operational front, the Company operated at a reduced utilization rate of approximately 33% of our nameplate capacity in response to challenging market conditions and weak selling prices. Total production volume at our two polysilicon facilities for the quarter was 24,810 MT, slightly below our guidance range of 25,000 MT to 28,000 MT. However, sales volume reached 28,008 MT, exceeding production and enabling us to reduce inventory to a healthier level. As a result of lower utilization across our factories, idle-facility related cost for the quarter was approximately $1.58/kg, which was primarily related to non-cash depreciation expenses. Overall, polysilicon unit production cost increased by 11% sequentially to an average of $7.57/kg, primarily due to higher unit depreciation costs as a result of lower production. Our cash cost increased by 5% to $5.31/kg quarter-over-quarter, primarily due to maintenance and facilities related costs during the quarter.”

“In light of the current market conditions, we expect our total polysilicon production volume in the second quarter of 2025 to be approximately 25,000 MT to 28,000 MT. As a result, we anticipate our full year 2025 production volume to be in the range of 110,000 MT to 140,000 MT.”

“During the first quarter, polysilicon producers implemented self-discipline measures to mitigate the impact of irrational competition amid falling prices, resulting in an industry-wide capacity utilization of approximately 50%. According to industry data, domestic polysilicon production volume came in at 105,500 MT in March and below 100,000 MT for both January and February. Consequently, supply in the first quarter fell short of demand, gradually reducing industry inventory levels. On February 9, Chinese authorities introduced a market-based reform policy for new energy on-grid tariffs to promote the high-quality development of the renewable energy sector. All on-grid electricity generated from renewable energy, such as wind and solar power, will be traded through market mechanisms with prices determined by supply and demand. This policy aims to balance grid load more effectively. As mandated in the policy, the cutoff date that distinguishes “new” projects from “existing” projects is May 31, 2025, and new energy projects that commence operations on and after June 1, 2025 will be subject to a provincial-level competitive bidding process. As the fixed-tariff structure for renewable energy electricity transitions to a market-based pricing mechanism, uncertainties around future electricity prices and revenue generation have emerged. In response, project developers and investors are accelerating project completions ahead of the June 1, 2025 deadline in order to secure current policy benefits, which has led to a surge in downstream installations. Fueled by this front-loading, market prices of solar products have trended upward, narrowing losses across the value chain, particularly for end-products. However, given the relatively high level of polysilicon inventory held by wafer manufacturers, price increases have yet to fully materialize in the polysilicon segment. Polysilicon prices remained stable throughout the quarter at approximately RMB 37-42/kg. In the medium to long-term, however, we believe current low prices and market downturn will eventually result in a healthier and more sustainable industry. As ongoing losses, poor profitability, and cash burn force less competitive players to exit the market, we expect overcapacity to be ultimately eliminated, bringing the solar PV industry back to normal improved profitability and healthier margins.”

“The solar PV industry continued to show promising prospects. China’s new solar PV installations reached 59.71GW in the first quarter, a robust 30.5% year-over-year growth. In the long run, as one of the most cost-effective and sustainable energy sources worldwide, solar power is expected to remain a key driver of the global energy transition and sustainable development. Looking ahead, Daqo New Energy is well positioned to capitalize on the long-term growth in the global solar PV market and strengthen its competitive edge by enhancing its higher-efficiency N-type technology and optimizing its cost structure through digital transformation and AI adoption. As one of the world’s lowest-cost producers with the highest-quality N-type product, a strong balance sheet and no financial debt, we are confident in our ability to weather the current market downturn and emerge as a leader in the industry ready to capture future growth.”

Outlook and guidance

The Company expects to produce approximately 25,000 MT to 28,000 MT of polysilicon during the second quarter of 2025. The Company expects to produce approximately 110,000 MT to 140,000 MT of polysilicon for the full year of 2025, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

First Quarter 2025 Results

Revenues

Revenues were $123.9 million, compared to $195.4 million in the fourth quarter of 2024 and $415.3 million in the first quarter of 2024. The decrease in revenues compared to the fourth quarter of 2024 was primarily due to a decrease in the sales volume.

Gross (loss)/ profit and margin

Gross loss was $81.5 million, compared to $65.3 million in the fourth quarter of 2024 and gross profit of $72.1 million in the first quarter of 2024. Gross margin was -65.8%, compared to -33.4% in the fourth quarter of 2024 and 17.4% in the first quarter of 2024. The decrease in gross margin compared to the fourth quarter of 2024 was primarily due to lower ASP and higher production cost.

Selling, general and administrative expenses

Selling, general and administrative expenses were $35.1 million, compared to $29.4 million in the fourth quarter of 2024 and $38.4 million in the first quarter of 2024. SG&A expenses during the first quarter included $18.6 million in non-cash share-based compensation cost related to the Company’s share incentive plans, compared to $14.9 million in the fourth quarter of 2024.

Research and development expenses

Research and development (R&D) expenses were $0.5 million, compared to $0.4 million in the fourth quarter of 2024 and $1.5 million in the first quarter of 2024. Research and development expenses can vary from period to period and reflect R&D activities that take place during the quarter.

(Loss)/income from operations and operating margin

As a result of the foregoing, loss from operations was $114.1 million, compared to $300.9 million in the fourth quarter of 2024 and income from operation of $30.5 million in the first quarter of 2024. The decrease of loss from operations in the first quarter 2025 from the fourth quarter of 2024 was also attributable to the long-lived assets impairment of $175.6 million assets and allowance for expected credit loss of $18.1 million recorded in the fourth quarter of 2024.

Operating margin was -92.0%, compared to -154.0% in the fourth quarter of 2024 and 7.3% in the first quarter of 2024.

Net (loss)/income attributable to Daqo New Energy Corp. shareholders and earnings/(loss) per ADS

As a result of the aforementioned, net loss attributable to Daqo New Energy Corp. shareholders was $71.8 million, compared to $180.2 million in the fourth quarter of 2024 and net income of $15.5 million in the first quarter of 2024.

Loss per basic American Depository Share (ADS) was $1.07, compared to $2.71 in the fourth quarter of 2024, and earnings per basic ADS $0.24 in the first quarter of 2024.

Adjusted net (loss)/income (non-GAAP) attributable to Daqo New Energy Corp. shareholders and adjusted (loss)/earnings per ADS(non-GAAP)

As a result of the aforementioned, adjusted net loss (non-GAAP) attributable to Daqo New Energy Corp. shareholders, excluding non-cash share-based compensation costs, was $53.2 million, compared to $170.6 million in the fourth quarter of 2024 and adjusted net income of $36.0 million in the first quarter of 2024.

Adjusted loss per basic American Depository Share (ADS) was $0.80, compared to $2.56 in the fourth quarter of 2024, and adjusted earnings per basic ADS of $0.55 in the first quarter of 2024.

EBITDA

EBITDA (non-GAAP) was -$48.4 million, compared to -$236.5 million in the fourth quarter of 2024 and $76.9 million in the first quarter of 2024. EBITDA margin (non-GAAP) was -39.1%, compared to -121.1% in the fourth quarter of 2024 and 18.5% in the first quarter of 2024.

Financial Condition

As of March 31, 2025, the Company had $791.9 million in cash, cash equivalents and restricted cash, compared to $1,038.3 million as of December 31, 2024 and $2,689.3 million as of March 31, 2024. As of March 31, 2025, the notes receivable balance was $62.7 million, compared to $55.2 million as of December 31, 2024 and $194.1 million as of March 31, 2024. Notes receivable represents bank notes with maturity within six months. As of March 31, 2025, the balance of fixed term deposits within one year was $1,125.3 million, compared to $1,087.2 million as of December 31, 2024 and nil as of March 31, 2024.

Cash Flows

For the three months ended March 31, 2025, net cash used in operating activities was $38.9 million, compared to $115.9 million in the same period of 2024.

For the three months ended March 31, 2025, net cash used in investing activities was $211.0 million, compared to $190.5 million in the same period of 2024. The net cash used in investing activities in the first quarter of 2025 was primarily related to purchase of short-term investments and fixed term deposits.

For the three months ended March 31, 2025, net cash used in financing activities was nil, compared to $6.0 million in the same period of 2024.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM U.S. Eastern Time on Tuesday, April 29, 2025 (8:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the earnings conference call are as follows:

Participant dial in (U.S. toll free): +1-888-346-8982

Participant international dial in: +1-412-902-4272

China mainland toll free: 4001-201203

Hong Kong toll free: 800-905945

Hong Kong local toll: +852-301-84992

Please dial in 10 minutes before the call is scheduled to begin and ask to join the Daqo New Energy Corp. call.

Webcast link:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=TJ7Upakg

A replay of the call will be available 1 hour after the conclusion of the conference call through May 6, 2025. The dial in details for the conference call replay are as follows:

U.S. toll free: +1-877-344-7529

International toll: +1-412-317-0088

Canada toll free: 855-669-9658

Replay access code: 9537649

To access the replay through an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be asked to provide their name and company name upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) ("Daqo" or the "Company") is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufacturers, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 305,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “guidance” and similar statements. Among other things, the outlook for the second quarter and the full year of 2025 and quotations from management in these announcements, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and changes in political and regulatory environment. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Revenues	123,914	195,359	415,311
Cost of revenues	(205,449)	(260,622)	(343,226)
Gross (loss)/profit	(81,535)	(65,263)	72,085
Operating expenses			-
Selling, general and administrative expenses	(35,085)	(29,402)	(38,433)
Long-lived assets impairment	-	(175,627)	-
Allowance for expected credit loss	-	(18,072)	-
Research and development expenses	(507)	(372)	(1,538)
Other operating income/(expense)	3,074	(12,203)	(1,605)
Total operating expenses	(32,518)	(235,676)	(41,576)
(Loss)/income from operations	(114,053)	(300,939)	30,509
Interest income, net	2,670	6,761	12,270
Foreign exchange gain/(loss)	22	49	(269)
Investments income	6,354	3,644	-
(Loss)/Income before income taxes	(105,007)	(290,485)	42,510
Income tax benefit/(expense)	12,274	48,973	(14,356)
Net (loss)/income	(92,733)	(241,512)	28,154
Net (loss)/income attributable to non-controlling interest	(20,896)	(61,330)	12,681
Net (loss)/income attributable to Daqo New Energy Corp. shareholders	(71,837)	(180,182)	15,473

(Loss)/earnings per ADS
Basic	(1.07)	(2.71)	0.24
Diluted	(1.07)	(2.71)	0.24

Weighted average ADS outstanding
Basic	66,938,183	66,609,799	65,704,356
Diluted	66,938,183	66,609,799	65,720,945

Daqo New Energy Corp.

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
ASSETS:
Current Assets:
Cash, cash equivalents and restricted cash	791,930	1,038,349	2,689,310
Short-term investments	168,203	9,619	-
Accounts and notes receivable	62,818	55,171	194,088
Inventories	125,918	149,939	191,161
Fixed term deposit within one year	1,125,323	1,087,210	-
Other current assets	303,156	291,259	229,893
Total current assets	2,577,348	2,631,547	3,304,452
Property, plant and equipment, net	3,460,203	3,499,210	3,731,647
Prepaid land use right	152,854	152,869	157,046
Fixed term deposit over one year	-	27,636	-
Other non-current assets	120,281	106,981	54,688
TOTAL ASSETS	6,310,686	6,418,243	7,247,833

Current liabilities:
Accounts payable and notes payable	28,694	33,270	67,329
Advances from customers - short term portion	33,032	37,192	128,697
Payables for purchases of property, plant and equipment	357,562	406,743	409,689
Other current liabilities	39,471	44,032	114,227
Total current liabilities	458,759	521,237	719,942
Advance from customers - long term portion	20,967	21,484	113,600
Other non-current liabilities	17,610	17,658	28,329
TOTAL LIABILITIES	497,336	560,379	861,871
EQUITY:
Total Daqo New Energy Corp.’s shareholders’ equity	4,329,201	4,361,193	4,716,390
Non-controlling interest	1,484,149	1,496,671	1,669,572
Total equity	5,813,350	5,857,864	6,385,962
TOTAL LIABILITIES & EQUITY	6,310,686	6,418,243	7,247,833

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the three months ended March 31,
	2025	2024
Operating Activities:
Net (loss)/income	(92,733)	28,154
Adjustments to reconcile net income to net cash provided by operating activities	123,788	75,364
Changes in operating assets and liabilities	(69,936)	(219,450)
Net cash (used in) / provided by operating activities	(38,881)	(115,932)

Investing activities:
Purchases of property, plant and equipment	(57,632)	(180,369)
Purchases of land use right	-	(10,115)
Purchase of short-term investments and fixed term deposits	(1,014,899)	-
Redemption of short-term investments and fixed term deposits	861,517	-
Net cash used in investing activities	(211,014)	(190,484)

Financing activities:
Net cash (used in) / provided by financing activities	-	(6,004)

Effect of exchange rate changes	3,476	(46,226)
Net (decrease) / increase in cash, cash equivalents and restricted cash	(246,419)	(358,646)
Cash, cash equivalents and restricted cash at the beginning of the period	1,038,349	3,047,956
Cash, cash equivalents and restricted cash at the end of the period	791,930	2,689,310

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended
	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Net (loss)/income	(92,733)	(241,512)	28,154
Income tax expense (benefit)	(12,274)	(48,973)	14,356
Interest income, net	(2,670)	(6,761)	(12,269)
Depreciation & amortization	59,245	60,740	46,669
EBITDA (non-GAAP)	(48,432)	(236,506)	76,910
EBIDTA margin (non-GAAP)	-39.1%	-121.1%	18.5%

	Three months Ended
	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Net (loss)/income attributable to Daqo New Energy Corp. shareholders	(71,837)	(180,182)	15,473
Share-based compensation	18,606	9,532	20,574
Adjusted net (loss)/income attributable to Daqo New Energy Corp. shareholders (non-GAAP)	(53,231)	(170,650)	36,047
Adjusted (loss)/earnings per basic ADS (non-GAAP)	(0.80)	(2.56)	0.55
Adjusted (loss)/earnings per diluted ADS (non-GAAP)	(0.80)	(2.56)	0.55

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178-1749-0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1 480-614-3004
Email: lbergkamp@christensencomms.com